The table below was prepared and faxed to Ms. Angela Connell, Senior Accountant, Division of Corporation Finance, Securities and Exchange Commission, on April 6, 2006, following a telephone conference call on April 5, 2006, between the Staff of the Commission and MicroFinancial Incorporated to discuss previously received Staff comments.

MicroFinancial Incorporated

Allowance for Credit Losses

January 1, 1996 - December 31, 2005

(Amounts in $Thousands)
	Year Ended December 31,											Jan-Feb
	1996	1997	1998	1999	2000	2001	2002		2003	2004	2005	2006

Gross Originations	$143,200	$129,064	$153,819	$223,446	$236,763	$155,308	$111,829		$3,429	$920	$7,296	$2,139

Ending Receivables	$247,633	$258,230	$280,875	$362,721	$452,885	$438,723	$367,173		$194,898	$69,181	$33,004	$32,602
Annual % Change		4.28%	8.77%	29.14%	24.86%	-3.13%	-16.31%		-46.92%	-64.50%	-52.29%

Receivables> 90 Days	Not available			$28,085	$46,014	$80,636	$137,607		$85,883	$29,673	$16,101	$15,825

Allowance, Beginning	$15,952	$23,826	$26,319	$24,850	$41,719	$40,924	$45,026		$69,294	$43,011	$14,963	$8,714

Provision	19,822	21,713	19,075	37,836	36,029	54,092	88,948	[1]	59,758	47,918	10,468	722

Charge-offs	(15,675)	(24,290)	(28,750)	(35,957)	(56,081)	(67,464)	(76,443)		(93,153)	(81,763)	(22,806)	(1,268)
Recoveries	3,727	5,070	8,206	14,990	19,257	17,474	11,763		7,112	5,797	6,089	1,005
Net Charge-offs	(11,948)	(19,220)	(20,544)	(20,967)	(36,824)	(49,990)	(64,680)		(86,041)	(75,966)	(16,717)	(263)

Allowance, Ending	$23,826	$26,319	$24,850	$41,719	$40,924	$45,026	$69,294		$43,011	$14,963	$8,714	$9,173

Provision less Net Chg-offs	$7,874	$2,493	$(1,469)	$16,869	$(795)	$4,102	$24,268		$(26,283)	$(28,048)	$(6,249)	$459
Allowance less Net Chg-offs	$4,004	$4,606	$5,775	$3,883	$4,895	$(9,066)	$(19,654)		$(16,747)	$(32,955)	$(1,754)	$8,451

Allowance : Ending Receivables	9.62%	10.19%	8.85%	11.50%	9.04%	10.26%	18.87%		22.07%	21.63%	26.40%	28.14%
Allowance : Receivables > 90 Days	N/A	N/A	N/A	148.55%	88.94%	55.84%	50.36%		50.08%	50.43%	54.12%	57.97%

Recoveries : Chargeoffs	23.8%	20.9%	28.5%	41.7%	34.3%	25.9%	15.4%		7.6%	7.1%	26.7%	79.3%

Cumulative Gross Originations	N/A	$272,264	$426,083	$649,529	$886,292	$1,041,600	$1,153,429		$1,156,858	$1,157,778	$1,165,074	$1,167,213
Cumulative Net Chg-offs	N/A	(31,168)	(51,712)	(72,679)	(109,503)	(159,493)	(224,173)		(310,214)	(386,180)	(402,897)	(403,160)

Cumulative Net Chg-offs : Cumulative Gross Originations	N/A	11.45%	12.14%	11.19%	12.36%	15.31%	19.44%		26.82%	33.36%	34.58%	34.54%

[1] This provision includes an additional $35 million related to dealer receivables and delinquent accounts associated with the Tolling Agreement with the Attorneys General